EXHIBIT 99.3

To announce the major resolutions the Board resolved

Date of events: 2015/02/13

Contents:

1.	Date of occurrence of the event: 2015/02/13

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 10th Meeting of the 7th Term Board of Directors approved the following resolutions: (1)Salary increase. The average increase is about 2.5%. (2)Appointment of 2 positions of the management: a. As Kuang-Yao Chang, the President of Enterprise Business Group, will retire on March 1, 2015, he will be discharged from the position on the same day. Yuan-Kuang Tu, the President of Northern Taiwan Business Group, will succeed the position, and be the President of International Business Group concurrently. Hsiu-Gu Huang, the Executive Vice President of the Company, will be discharged from being the President of International Business Group concurrently on the same day. b. Ming-Ching Cheng, the Vice President of Mobile Business Group, will be promoted to the position of the President of Northern Taiwan Business Group.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None